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UNITED STATES

OMB Number:  3235-0101

SECURITIES AND EXCHANGE COMMISSION

Expires: December 31, 2009

Washington, D.C. 20549

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FORM 144

SEC USE ONLY



DOCUMENT SEQUENCE NO.

NOTICE OF PROPOSED SALE OF SECURITIES



PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933





CUSIP NUMBER
ATTENTION:
Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.


1(a) NAME OF ISSUER (Please type or print)
(b) IRS IDENT. NO.
(c) S.E.C. FILE NO.
WORK LOCATION




	Tekelec
95-2746131
000-15135





1(d) ADDRESS OF ISSUER		STREET
CITY
STATE
ZIP CODE
(e) TELEPHONE NUMBER




AREA CODE
NUMBER
			5200 Paramount Parkway
Morrisville
NC
27560
    919
460-5500






2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE

(b) RELATIONSHIP TO
(c) ADDRESS 	STREET
CITY
STATE
ZIP CODE
        SECURITIES ARE TO BE SOLD

      ISSUER




	Gregory S. Rush

Officer
c/o Tekelec, 5200 Paramount Parkway, Morrisville, NC  27560







INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3(a)
(b)
SEC USE ONLY
(c)
(d)
(e)
(f)
(g)
Title of the


Number of Shares
Aggregate
Number of Shares
Approximate
Name of Each
Class of
Name and Address of Each Broker Through Whom the
Broker-Dealer
or Other Units
Market
or Other Units
Date of Sale
Securities
Securities
Securities are to be Offered or Each Market Maker
File Number
To Be Sold
Value
Outstanding
(See instr. 3(f))
Exchange
To Be Sold
who is Acquiring the Securities

(See instr. 3(c))
(See instr. 3(d))
(See instr. 3(e))
(MO.   DAY   YR.)
(See instr. 3(g))
Common
Stock
E*Trade Financial
4005 Windward Plaza Drive
Alpharetta, GA  30005


14,064
$230,227.68
(05/08/09)
66,563,770
05/11/09
NASDAQ









INSTRUCTIONS:

1.	(a)	Name of issuer
3.	(a)	Title of the class of securities to be sold
	(b)	Issuer's I.R.S. Identification Number
	(b)	Name and address of each broker through whom the securities
are intended to be sold
	(c)	Issuer's S.E.C. file number, if any
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer's address, including zip code
	(d)	Aggregate market value of the securities to be sold as of a
specified date within 10 days prior to the filing of this notice
	(e)	Issuer's telephone number, including area code
	(e)	Number of shares or other units of the class outstanding,
or if debt securities the face amount thereof outstanding, as

		shown by the most recent report or statement published by the issuer
2.	(a)	Name of person for whose account the securities are to be sold
	(f)	Approximate date on which the securities are to be sold
	(b)	Such person's relationship to the issuer (e.g., officer, director, 10%
	(g)	Name of each securities exchange, if any, on which the securities a re intended to be sold
		stockholder, or member of immediate family of any of the foregoing)

	(c)	Such person's address, including zip code




TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of
Date you
Nature of Acquisition Transaction
Name of Person from Whom Acquired
Amount of
Date of
Nature of Payment
the Class
Acquired

(if gift, also give date donor acquired)
Securities Acquired
Payment








Common
Stock
05/11/09
Exercised Stock Options (1)
Issuer
14,064
05/11/09
(2)
INSTRUCTIONS:	If the securities were purchased and full payment therefor
was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.



TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.



Amount of

Name and Address of Seller
Title of Securities Sold
Date of Sale
Securities Sold
Gross Proceeds
Gregory S. Rush
c/o Tekelec
5200 Paramount Parkway
Morrisville, NC  27650
Common Stock
03/03/2009
1,533
$19,024.53
Gregory S. Rush
c/o Tekelec
5200 Paramount Parkway
Morrisville, NC  27650
Common Stock
03/04/2009
4,961
$60,722.64
REMARKS:
(1) Shares acquired are registered under a Registration Statement on Form S-8.
(2) Cashless exercise pursuant to which price of shares acquired was paid from sale of certain such shares.

INSTRUCTIONS:
ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice. The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by singing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

May 11, 2009




DATE OF NOTICE

Gregory S. Rush	(SIGNATURE)








DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION,
IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.


ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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